Filed by Coterra Energy Inc.

(Commission File No.: 1-10447)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Coterra Energy Inc.

(Commission File No.: 1-10447)

The following presentation was posted on Coterra’s website on February 26, 2026:

4Q25 Earnings Presentation February 26, 2026

2 This presentation contains certain forward-looking statements within the meaning of federal securities laws. Forward-looking statements are not statements of historical fact and reflect Coterra's current views about future events. Such forward-looking statements include, but are not limited to, statements about the pending merger with Devon (the “Proposed Transaction”), returns to shareholders following the Proposed Transaction, growth rates, enhanced shareholder value, reserves estimates, future financial and operating performance, strategic pursuits and goals, and other statements that are not historical facts contained in this presentation. The words "expect," "project," "estimate," "believe," "anticipate," "intend," "budget," "plan," "predict," "potential," "possible," "may," "should," "could," "would," "will," "strategy," "outlook" and similar expressions are also intended to identify forward-looking statements. We can provide no assurance that the forward-looking statements contained in this presentation will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the risk that Devon or Coterra may be unable to obtain regulatory and shareholder approvals required for the Proposed Transaction or that required governmental and regulatory approvals may delay the Proposed Transaction or result in the imposition of conditions that could reduce the anticipated benefits from the Proposed Transaction or cause the parties to abandon the Proposed Transaction, the risk that the cost savings, synergies and growth from the merger may not be fully realized or may take longer to realize than expected, the volatility in commodity prices for crude oil and natural gas; cost increases; changes in U.S. and international economic policy (including tariffs and retaliatory tariffs and the impacts thereof); the effect of future regulatory or legislative actions; the impact of public health crises, including pandemics (such as the coronavirus pandemic) and epidemics and any related governmental policies or actions on Coterra’s business, financial condition and results of operations; actions by, or disputes among or between, the Organization of Petroleum Exporting Countries and other producer countries; market factors; market prices (including geographic basis differentials) of oil and natural gas; impacts of inflation; labor shortages and economic disruption (including as a result of the pandemic or geopolitical disruptions such as the war in Ukraine or the conflict in the Middle East); determination of reserves estimates, adjustments or revisions, including factors impacting such determination such as commodity prices, well performance, operating expenses and completion of Coterra's annual PUD reserves process, as well as the impact on our financial statements resulting therefrom; the presence or recoverability of estimated reserves; the ability to replace reserves; environmental risks; drilling and operating risks; results of future marketing and drilling activities (including seismicity and similar data); exploration and development risks; competition; the ability of management to execute its plans to meet its goals; and other risks inherent in Coterra's businesses. In addition, the declaration and payment of any future dividends, whether regular base quarterly dividends, variable dividends or special dividends, will depend on Coterra's financial results, cash requirements, future prospects and other factors deemed relevant by Coterra's Board (or the combined company’s Board following the Proposed Transaction). While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Coterra's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other filings with the SEC, which are available on Coterra's website at www.coterra.com. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Except to the extent required by applicable law, Coterra does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. This presentation includes non-GAAP financial measures, which help facilitate comparison of company performance across periods. For a reconciliation of non-GAAP measures included herein to the nearest corresponding GAAP measure, please see the appendix to this presentation. Disclaimers Cautionary Statement Regarding Forward-Looking Information COTERRA.COM Contact Us Daniel Guffey Senior Vice President - Finance, IR and Treasurer daniel.guffey@coterra.com Hannah Stuckey Investor Relations Director hannah.stuckey@coterra.com Investor Relations ir@coterra.com Media media@coterra.com COTERRA.COM

Disclaimers Continued Additional Information and Where to Find It In connection with the Proposed Transaction, Devon will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of Devon's common stock to be issued in connection with the Proposed Transaction. The registration statement will include a document that serves as a prospectus of Devon and a joint proxy statement of each of Devon and Coterra (the “joint proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF DEVON AND COTERRA ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DEVON, COTERRA, THE PROPOSED TRANSACTION AND RELATED MATTERS. A definitive joint proxy statement/prospectus will be sent to stockholders of each of Devon and Coterra when it becomes available. Investors and security holders will be able to obtain copies of the registration statement and the joint proxy statement/prospectus and other documents containing important information about Devon and Coterra free of charge from the SEC's website when it becomes available. The documents filed by Devon with the SEC may be obtained free of charge at Devon's website at investors.devonenergy.com or at the SEC's website at www.sec.gov. These documents may also be obtained free of charge from Devon by requesting them by mail at Devon, Attn. Investor Relations, 333 West Sheridan Ave, Oklahoma City, Oklahoma 73102. The documents filed by Coterra with the SEC may be obtained free of charge at Coterra's website at investors.coterra.com or at the SEC's website at www.sec.gov. These documents may also be obtained free of charge from Coterra by requesting them by mail at Coterra, Attn: Investor Relations, Three Memorial City Plaza, 840 Gessner Road, Suite 1400, Houston, Texas 77024. Participants in the Solicitation Devon, Coterra and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Devon's and Coterra's stockholders with respect to the Proposed Transaction. Information about Devon's directors and executive officers is available in Devon's Annual Report on Form 10-K for the 2025 fiscal year filed with the SEC on February 18, 2026 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001090012/000119312526056485/dvn-20251231.htm), and its definitive proxy statement for the 2025 annual meeting of shareholders filed with the SEC on April 23, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001090012/000110465925037545/tm252204-6_def14a.htm). Information about Coterra's directors and executive officers is available in Coterra's Annual Report on Form 10-K for the 2024 fiscal year filed with the SEC on February 25, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000858470/000085847025000075/cog-20241231.htm), and its definitive proxy statement for the 2025 annual meeting of shareholders filed with the SEC on March 20, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000858470/000110465925026126/tm2429648-2_def14a.htm). Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement, the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Stockholders, potential investors and other readers should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. 3

Looking Ahead to 2026 | 2026e capex of $2.25 billion, down 3% YoY with reinvestment rate around 50% and $2.35 billion FCF, up 16% YoY; Expect relatively flat BOE YoY and 4-5% annual oil growth2 Announced Transformative Merger with Devon Energy | Merger announcement and presentation available under the “Investors” section on www.coterra.com 4 Key Updates & 2025 Results 4Q25 Production Beat & Shareholder Returns | Exceeded high-end of BOE & natural gas production guidance and oil mid-point, generated $507 million of FCF, retired $100 million of term loans, and returned $263 million to shareholders through declared dividends and share repurchases 2025 Delivered on Capital Discipline | Reinvestment rate of 54%, oil volumes +47% YoY, generated $2.0 billion FCF, retired $700 million of term loans1 , and returned $820 million to shareholders through declared dividends and share repurchases Maintaining Strong Balance Sheet | Exited 2025 with net debt to Adjusted EBITDAX of 0.8x; Remaining $300 million of term loans1 to be retired in February 2026 Note: See appendix for non-GAAP reconciliations and definitions. 1) $1.0 billion of term loans issued in connection with the 2025 Delaware Basin acquisitions. 2) 2026e guidance reflects Coterra standalone operations, inclusive of impacts of winter storm Fern. Following the closing of the Devon and Coterra merger, expected in the second quarter of 2026, full-year guidance for the combined entity will be provided. Guidance figures shown depict the mid-point of 2026e guidance range. See appendix for 2026e commodity price assumptions.

Transformative Merger Creates Premier Shale Operator 5 Note: See appendix for non-GAAP. 1) As of 2/23/2026. 2) Gross operated inventory locations per Enverus, divided by gross operated wells spud in 2025. 3) Subject to combined company board approval. 4) Combined, as of 12/31/2025. Liquidity assumes $3.0 bn revolver remains outstanding. 5) Per each company’s 2026e guidance. Large-Cap Shale Powerhouse • Must-own, large-cap independent with $61 billion combined enterprise value1 • Resilience anchored by high-margin L48 portfolio & balanced commodity mix Franchise Delaware Asset • Underpins over 50% of enterprise-wide production and free cash flow • >10 years of highly competitive inventory2 $1.0B of Pre-Tax Synergies • Delivers significant synergies across capital optimization, operating margin, and corporate redundancies • Realize run-rate cost savings by 2027 Technology-Focused Leader • Combined AI capabilities establish strong technology platform across subsurface, operations, and enterprise • AI-driven optimization enhances capital efficiency, operational performance, and decision-making at scale Shareholder Returns • Plan to declare quarterly dividend of $0.315 per Devon share3 , or $0.22 per Coterra share • Expect new share repurchase authorization in excess of $5 billion3 Fortress Balance Sheet • 0.9x combined net-debt-to Adjusted EBITDAX4 • $4.5 billion of liquidity4 34% oil 22% NGL 44% gas SCALE QUALITY RESILIENCE >1.6 mmboed combined 2026e production5

Strong 4Q25 and Full-Year 2025 Capital Efficiency 6 Note: Incurred capex shown; not cash basis. See appendix for non-GAAP reconciliations and definitions. 1) Actual results included incremental $100mm of Marcellus capex, per August 2025 guidance update. 4Q25 actuals vs. guide 2025 actuals vs. Feb. guide Oil mbod Gas mmcfd Total Volumes mboed Capex 176 172 178 actual guidance 2,964 2,775 2,925 actual guidance 813 770 810 actual guidance $530mm $539mm guidance actual 160 152 168 actual guidance 2,975 2,675 2,875 actual guidance 782 710 770 actual guidance $2,318mm $2,100mm $2,400mm actual (1) guidance

2026e CTRA Standalone Operational & Financial Outlook

Following the closing of the Devon and Coterra merger, expected in the second quarter of 2026, full-year guidance for the combined entity will be provided

Disciplined Capital Program
$2.25 billion mid-point capex & ~50% reinvestment rate

$2.35 billion Free Cash Flow
+16% YoY driven by modest oil growth, lower $ per foot, capex, & stronger expected natural gas price

Mid-Point Production Guidance[1]
780 mboed, relatively flat YoY | 167 mbod, +4-5% YoY | 2,875 mmcfd

Modest Oil Growth Driven by Efficient Permian Program
Marcellus & Anadarko operating near 2025 maintenance levels

Capital Expenditures $ millions



$2,318
Other $183
Anadarko D&C $241
Marcellus D&C $295
Permian D&C $1,599
2025
$2,250
Other $180
Anadarko D&C $190
Marcellus D&C $350
Permian D&C $1,530
2026e

Significant FCF supported by disciplined reinvestment, modest oil growth, & commodity diversification

COTERRA

Note: See appendix for non-GAAP reconciliations and definitions and commodity price assumptions. "Other" capex includes midstream, saltwater disposal, and infrastructure spend. 1) Inclusive of impacts of winter storm Fern.

7

Appendix

CTRA Standalone Guidance & Actuals

Following the closing of the Devon and Coterra merger, expected in the second quarter of 2026, full-year guidance for the combined entity will be provided

		November 2025 Guidance			2025 Actual	2026 Guidance			4Q25 Guidance			4Q25 Actual
		Low	Mid	High		Low	Mid	High	Low	Mid	High	
Operations	Total Production (mboed)	772	777	782	782	750	780	810	770	790	810	813
	Gas (mmcfd)	2,925	2,945	2,965	2,975	2,775	2,875	2,975	2,775	2,850	2,925	2,964
	Oil (mbod)	159	160	161	160	162	167	172	172	175	178	176
	Net wells turned in line (includes non-op)											
	Marcellus	9	13		13	32	36	40	2	6		6
	Permian		165		167	130	140	150		41		43
	Anadarko		20		19	12	15	18		5		4
	$ millions:											
	Incurred Capital Expenditures		$2,310		$2,318	$2,175	$2,250	$2,325		$530		$539
	Marcellus D&C		$320		$295		$350					$94
	Permian D&C		$1,560		$1,599		$1,530					$376
	Anadarko D&C		$230		$241		$190					$30
	Midstream, saltwater disposal, infrastructure		$200		$183		$180					$39
Cash Flow & Investment	Commodity price assumptions:											
	WTI ($ per bbl)		$65		$65		$64					
	Henry Hub ($ per mmbtu)		$3.41		$3.43		$3.86					
	$ billions:											
	Discretionary Cash Flow		$4.3		$4.3		$4.6					
	Capital expenditures (cash basis for actuals and incurred for guidance)		$2.3		$2.3		$2.25					
	Free Cash Flow		$2.0		$2.0		$2.35					

2026 guidance includes negative production impact from winter storm Fern:

-1.6 MBoepd	-0.7 MBopd

COTERRA

Note: See appendix for non-GAAP reconciliations and definitions. Numbers may not sum due to rounding.

9

CTRA Standalone Expense Guidance & Actuals Following the closing of the Devon and Coterra merger, expected in the second quarter of 2026, full-year guidance for the combined entity will be provided 10 do cost guidance by asset? Guiding to 0% deferred for 2024 & reported negative deferred tax in 1H24 • Driven by recent change in tax accounting for capex (R&D) deduction (now amortize over 5-years instead of expensing in the period) • Currently expect this to continue until beyond 2026, after the 5-year period has normalized (began in 2022) 2025 Actual $ per boe, unless noted: Lease operating expense + workovers + region office $2.50 - $3.05 - $3.60 $3.58 $3.25 - $3.50 - $3.75 Gathering, processing, & transportation $3.25 - $3.75 - $4.25 $3.81 $3.25 - $3.75 - $4.25 Taxes other than income $1.25 - $1.50 - $1.75 $1.28 $1.10 - $1.30 - $1.50 General & administrative (excluding stock-based compensation) $0.90 - $1.00 - $1.10 $0.91 $0.90 - $1.00 - $1.10 Unit Operating Cost $7.90 - $9.30 - $10.70 $9.58 $8.50 - $9.55 - $10.60 DD&A $8.00 - $8.75 - $9.50 $8.30 $8.50 - $9.13 - $9.75 Exploration1 $0.05 - $0.08 - $0.10 $0.09 $0.05 - $0.08 - $0.10 % effective tax rate 24% 20% - 23% - 25% % cash tax rate (cash tax / pre-tax income) 10% - 13% - 15% 1 Excluding exploratory dry hole costs, includes exploration administrative expense and geophysical expenses 2025 Guidance Expense 2026 Guidance

Non-GAAP Reconciliations & Definitions 11 Supplemental Non-GAAP Financial Measures (Unaudited): We report our financial results in accordance with accounting principles generally accepted in the United States (GAAP). However, we believe certain non-GAAP performance measures may provide financial statement users with additional meaningful comparisons between current results and results of prior periods. In addition, we believe these measures are used by analysts and others in the valuation, rating and investment recommendations of companies within the oil and natural gas exploration and production industry. See the reconciliations below that compare GAAP financial measures to non-GAAP financial measures for the periods indicated. We have also included herein certain forward-looking non-GAAP financial measures including, among others, the reinvestment rate, which is defined as capital expenditures (non-GAAP) as a percentage of Discretionary Cash Flow (non-GAAP). We believe the reinvestment rate provides investors with useful information on management’s projected use and reinvestment of its future cash flows back into Coterra’s operations. Due to the forward-looking nature of these non-GAAP financial measures, we cannot reliably predict certain of the necessary components of the most directly comparable forward-looking GAAP measures, such as changes in assets and liabilities (including future impairments) and cash paid for capital expenditures. Accordingly, we are unable to present a quantitative reconciliation of such forward-looking non-GAAP financial measures to their most directly comparable forward-looking GAAP financial measures. Reconciling items in future periods could be significant. Capital expenditures (non-GAAP) is defined as cash capital expenditures for drilling, completion and other fixed asset additions (GAAP) less changes in accrued capital costs. Discretionary Cash Flow is defined as cash flow from operating activities excluding changes in assets and liabilities. Discretionary Cash Flow is widely accepted as a financial indicator of an oil and gas company’s ability to generate available cash to internally fund exploration and development activities, return capital to shareholders through dividends and share repurchases, and service debt and is used by our management for that purpose. Discretionary Cash Flow is presented based on our management’s belief that this non-GAAP measure is useful information to investors when comparing our cash flows with the cash flows of other companies that use the full cost method of accounting for oil and gas produced activities or have different financing and capital structures or tax rates. Discretionary Cash Flow is not a measure of financial performance under GAAP and should not be considered as an alternative to cash flows from operating activities or net income, as defined by GAAP, or as a measure of liquidity. Free Cash Flow is defined as Discretionary Cash Flow less cash paid for capital expenditures. Free Cash Flow is an indicator of a company’s ability to generate cash flow after spending the money required to maintain or expand its asset base and is used by our management for that purpose. Free Cash Flow is presented based on our management’s belief that this non-GAAP measure is useful information to investors when comparing our cash flows with the cash flows of other companies. Free Cash Flow is not a measure of financial performance under GAAP and should not be considered as an alternative to cash flow from operating activities or net income, as defined by GAAP, or as a measure of liquidity. Three Months Ended: 31-Dec Twelve Months Ended: 31-Dec ($ in millions) 2025 ($ in millions) 2025 Cash flow from operating activities $970 Cash flow from operating activities $4,021 Changes in assets and liabilities $118 Changes in assets and liabilities $298 Discretionary cash flow $1,088 Discretionary cash flow $4,319 Cash paid for capital expenditures for drilling, completion and other fixed asset additions -$581 Cash paid for capital expenditures for drilling, completion and other fixed asset additions -$2,288 Free cash flow $507 Free cash flow $2,031 Three Months Ended: 31-Dec Twelve Months Ended: 31-Dec ($ in millions) 2025 ($ in millions) 2025 Cash paid for capital expenditures for drilling, completion and other fixed asset additions $581 Cash paid for capital expenditures for drilling, completion and other fixed asset additions $2,288 Change in accrued capital costs -$42 Change in accrued capital costs $30 Capital expenditures $539 Capital expenditures $2,318 Discretionary cash flow $1,088 Discretionary cash flow $4,319 Reinvestment rate 50% Reinvestment rate 54%

Non-GAAP Reconciliations & Definitions 12 Adjusted EBITDAX Adjusted EBITDAX is defined as net income plus interest expense, interest income, income tax expense, depreciation, depletion, and amortization (including impairments), exploration expense, gain and loss on sale of assets, non-cash gain and loss on derivative instruments, stock-based compensation expense, and acquisition-related expenses. Adjusted EBITDAX is presented on our management’s belief that this non-GAAP measure is useful information to investors when evaluating our ability to internally fund exploration and development activities and to service or incur debt without regard to financial or capital structure. Our management uses Adjusted EBITDAX for that purpose. Adjusted EBITDAX is not a measure of financial performance under GAAP and should not be considered as an alternative to cash flows from operating activities or net income, as defined by GAAP, or as a measure of liquidity. Net Debt and Net Debt to Adjusted EBITDAX Net Debt is calculated by subtracting cash and cash equivalents from total debt. Net Debt is a non-GAAP measures which our management believes are also useful to investors when assessing our leverage since we have the ability to and may decide to use a portion of our cash and cash equivalents to retire debt. Our management uses this measures for that purpose. Net debt to Adjusted EBITDAX is defined as net debt divided by trailing twelve month Adjusted EBITDAX. Net debt to Adjusted EBITDAX is a non-GAAP measure which our management believes is useful to investors when assessing our credit position and leverage. Twelve Months Ended December 31, 2025 ($ in millions) Coterra Devon Combined Net income $1,717 $2,681 $4,398 Plus (less): Interest expense 205 205 Interest income (14) (14) Interest expense, net 455 455 Other expense (income) (2) (2) Income tax expense (benefit) 546 785 1,331 Depreciation, depletion and amortization 2,370 3,595 5,965 Exploration 27 43 70 (Gain) loss on sale of assets (5) (5) Non-cash loss (gain) on derivative instruments (245) (170) (415) Stock-based compensation 63 89 152 Acquisition-related expense 15 15 Asset impairments 254 254 Asset dispositions (343) (343) Accretion on discounted liabilities and other 24 24 Adjusted EBITDAX $4,677 $7,413 $12,155 As of December 31, 2025 ($ in millions) Coterra Devon Combined Total debt $3,818 $8,389 $12,207 Less: Cash and cash equivalents (114) (1,434) (1,548) Net debt $3,704 $6,955 $10,659 Net debt to Adjusted EBITDAX 0.8x 0.9x 0.9x